UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,997,575
	8	Shared Voting Power
	9	Sole Dispositive Power 13,997,575
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,997,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 26.0%*
14	Type of Reporting Person (See Instructions) IN

*The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of April 22, 2020, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 779,902
	8	Shared Voting Power
	9	Sole Dispositive Power 779,902
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 779,902
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.45%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of April 22, 2020, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.95%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 53,824,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of April 22, 2020, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 3.

Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the Trust’s shares of Common Stock was $8,715,926.  The source of funds used by Mr. Ivy as trustee to acquire shares was the funds of the Trust.

Item 4.

Purpose of Transaction

On December 23, 2019, Mr. Ivy entered into a share purchase agreement (the “Share Purchase Agreement”) with On Track Innovations Ltd. and certain other investors (none of whom are members of the group disclosed by this Schedule 13D) (collectively with Mr. Ivy, the “Investors”) relating to a private placement (the “Private Placement”) of an aggregate of up to 12,500,000 shares of Common Stock of the Issuer, at a purchase price of $0.20 per share. On December 23, 2019, Mr. Ivy purchased 5,200,000 shares for $1,040,000. On April 16, 2020, Mr. Ivy purchased an additional 4,800,000 shares for $960,000.

Pursuant to the terms of the Share Purchase Agreement, Mr. Ivy designated as his additional representative to the Board Sandra Hardardottir. The Reporting Persons intend to discuss with the Issuer reducing the size of its Board.

The Common Stock has not been registered under the Securities Act and may not be sold in the United States absent registration or an exemption from registration. The Issuer is obligated to file a registration statement with respect to the Common Stock issued in the Private Placement on or before July 14, 2020.

Other than as described in the preceding paragraphs and Amendments Nos. 1, 2 and 3 to Schedule 13D, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)  The calculation is based on a total of  53,824,377  Ordinary Shares, par value NIS 0.10 per share outstanding as of April 22, 2020 , consisting of the 41,324,377 shares outstanding as reported by the Issuer in its Form 10-Q filed with the Securities as reported issued by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on April 22, 2020.

As of the close of business on April 16, 2020, Mr. Ivy beneficially owns 13,997,575 Shares, which represent approximately 26.0% of the outstanding Shares, Mrs. Ivy beneficially owns 779,902 shares of Common Stock, which represent approximately 1.45% of the outstanding Common Stock, and Ms. Hardardottir beneficially owns 511,203 shares of Common Stock, which represent approximately 0.95% of the outstanding Common Stock..

(b)  Mr. Ivy has sole voting power and power of disposition over the 13,997.575 shares of Common Stock.

Mrs. Ivy has sole voting power and power of disposition over the 779,902 shares of Common Stock owned in her account.  Ms. Hardardottir has sole voting power and power of disposition over the 506,803 shares of Common Stock owned in her account, plus an additional 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  During the past 60 days, neither Mrs. Ivy or Ms. Hardardottir purchased or sold any Common Stock of the Issuer.  Mr. Ivy purchased 4,800,000 shares of Common Stock of the Issuer on April 15, 2020 at $0.20 per share.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated July 7, 2019*
99.2	Personal Guarantee dated June 6th, 2017*

99.4	Share Purchase Agreement dated December 23, 2019 by and among On Track Innovations Ltd., Jerry L. Ivy, Jr. Descendants’ Trust and certain other investors**

*Incorporated by reference to Schedule 13D filed on July 9, 2019.

**Incorporated by reference to Amendment No. 3 to Schedule 13D filed on December 30, 2019.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April __, 2020

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir